UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period July 2004______	File No. ___0-49947____

Storm Cat Energy Corp.

(Formerly Toby Ventures Inc.)

(Name of Registrant)

430 – 580 Hornby Street, Vancouver, British Columbia  CANADA V6C 2B3

(Address of principal executive offices)

1.

Management Discussion and Analysis (Amended) for the period ended March 31, 2004.

2.

News Release dated July 20, 2004

Indicate by check mark whether the Registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.         FORM 20-F  ___X__         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this

Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)

under the Securities Exchange Act of 1934.     Yes _____       No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Storm Cat Energy Corp.

(Registrant)

Dated  August 2, 2004                            Signed: /s/ Christopher Dyakowski

                                                                                   Christopher Dyakowski,

                                                                                             Director

STORM CAT ENERGY CORPORATION

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED MARCH 31, 2004

Description of Business

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company and the recoverability of the amounts shown for the mineral properties and related deferred costs is dependent upon discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and upon future profitable production or proceeds from the disposition thereof.

Discussion of Operations and Financial Conditions

The Company incurred a net loss for the three months ended March 31, 2004 of $332,168, after taking into account the stock-based compensation charge of $189,600. This non-cash expense of the options issued to the consultants during this first quarter is recorded as a result of the new accounting standards implemented with respect to such items.

$78,697 was incurred by the Company during this quarter for investigation and evaluation of Coalbed Methane opportunities in the U.S., Canada and Mongolia.

During the three month period ended March 31, 2004 the Company entered into an option agreement with Avance Venture Corp. (“Avance”) whereby it had agreed to grant Avance an option to acquire a 50% undivided interest in the Sadim property. As consideration, Avance paid $10,000 and has agreed to pay another $10,000 by December 31, 2004. Further, Avance is required to incur exploration expenditures totaling $300,000 on the property.

On February 20, 2004 the Company sold a 100% interest in the five Argentine properties that it controlled to Delbrook Corporation for the sum of $10,000.

During the period ended March 31, 2004 the Company signed a Production Sharing Contract with petroleum Authority of Mongolia. This agreement requires a minimum commitment of US$4.8 million over a five year term and allows for the exploration and development of natural gas from coal. The agreement had been ratified by the Government of Mongolia on May 5, 2004.

There were no legal proceedings against the Company during the year.

Summary of Financial Operations

At March 31, 2004, a total of 8,814,665 shares are issued and outstanding of which 548,000 shares are subject to escrow requirements.

During the quarter ended March 31, 2004, the Company had a loss of $333,027 compared with a loss of $27,536 for the quarter ended March 31, 2003.

Summary of Quarterly Reports

The following table summarizes the Company’s operating results for each of the eight most recently completed quarters:

Period	Revenue		Net Loss ($)	Net Loss per Share ($)(1)
Q 1-04		--	332,168	0.04
Q 4-03		--	425,921	0.05
Q 3-03		--	20,319	0.01
Q 2-03		--	15,579	0.01
Q 1-03		--	27,536	0.01
Q 4-02		--	25,595	0.01
Q 3-02		--	13,728	0.00
Q 2-02		--	2,3534	0.01

The results for fiscal 2003 were affected by a stock based compensation in the form of options granted to employees, directors and consultants.

The results for fiscal 2002 were affected by writing down mineral projects. General and administrative expenses consists of:
	Quarter ended March 31
	2004	2003
Advertising and promotion	919	462
Amortization	442	194
Loss on foreign exchange	10	(237)
Interest and bank charges	23	22
Investor relations	10,065	--
Management fees	9,000	7,500
Office	4,665	260
Property evaluation	78,697	--
Professional fees	19,917	12,201
Stock-based compensation	189,600	--
Transfer agent and regulatory fees	6,391	7,134
Travel	13,298	--
	333,027	27,536
Financings, Principal Purposes and Milestones

There are no other significant financings, principal purposes and milestones to report upon.

Liquidity and Solvency	March 31, 2004	March 31, 2003
Deficit	$ 1,008,239	$ 214,252
Working Capital	$ 313,095	$ 105,590

The Company currently does not have sufficient funds to carry out its business plans and requires further financing. The company proposes to arrange financing, but no definitive agreements have been entered into. Any financing is subject to regulatory approvals.

Related Party Transactions

The Company incurred the following charges with the directors of the Company, companies with common directors and a law firm in which a director of the Company, William E. Schmidt, is a partner:

	2004	2003
Legal and disbursement fees	$ 3,563	$ 6,091
Management fees	9,000	7,500
Contract and disbursement fees	15,212	-

Proposed Transactions

The Company is investigating other Coalbed Methane opportunities in the US, Canada and Mongolia.

Off Balance-Sheet Arrangements

There are no off balance-sheet arrangements.

Subsequent Events

Subsequent to the period ended March 31, 2004, the Company issued 1,875,000 common shares at $0.80 per share for a gross proceed of $1,500,000. As part of the non-brokered private placement, 937,500 warrants were issued which enable the holders to purchase 937,500 common shares at $1 per share for a one year period.

35,000 and 300,000 share purchase warrants were exercised at $0.50 and $0.13 per share respectively for gross proceeds of $56,500.

Dated: May 20, 2004

STORM CAT ENERGY CORPORATION

SUITE 3000, 1055 WEST GEORGIA ST., VANCOUVER, B.C. V6E 3R3

TEL: (604) 250-2844 FAX: (604) 266-8401

July 20, 2004

STORM CAT ENERGY CORPORATION COMMENCES EXPLORATION ON ITS

MONGOLIAN COALBED METHANE PROJECT

CALGARY, Alberta – Storm Cat Energy Corporation (TSX Venture: SME) announces the exploration team has made substantial progress with its Mongolian coalbed methane (CBM) exploration project in the Southern Gobi. The Project Manager of Storm Cat’s exploration team is Mr. Yaro Horachek. Mr. Horachek has over 30 years of experience in coalbed methane, exploration, evaluation and development. Please visit www.stormcatenergy.com for information on Storm Cat’s technical team.

Discoveries of Permian, Triassic, and possible Jurassic coals have resulted from detailed stratigraphic work in at least three regions. In several locations, the coals are of thickness required for commercial quantities. In spite of severe weathering of coal exposures, excellent coal cleating has been observed in one of the thicker seams. While the Company has yet to identify any gas reserves or resources, presence of coal cleats (or fractures) suggests that these coals may possess the degree of permeability in the subsurface needed to facilitate the possibility of future gas production.

Placing these coal seams into a correct structural and age context is part of the Company’s current exploration effort such that later exploratory drilling will be more geologically predictable. A drilling program has been provisionally contracted for late summer of this year.

“William Schmidt”

William Schmidt, Director

Storm Cat Energy Corporation

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adequacy or accuracy of the content of this News Release.